Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE May 14, 2015
CANADIAN ZINC REPORTS FINANCIAL RESULTS AND ACTIVITY UPDATE FOR FIRST QUARTER OF 2015

Vancouver, British Columbia, May 14, 2015 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) reports its interim financial results and development activities for the three month period ended March 31, 2015.

Financial Results for First Quarter of 2015

The Company reported a net loss and comprehensive loss of $3,822,000 for the three month period ended March 31, 2015 compared to a net loss and comprehensive loss of $2,027,000 for the three month ended March 31, 2014. Included in the loss for the current period, were exploration and evaluations costs of $3,846,000, compared to $1,605,000 for the comparable period.

At March 31, 2015, the Company had a positive working capital balance of $8,537,000 including cash and cash equivalents of $5,246,000, short term investments of $5,044,000 and marketable securities of $450,000 (for a total of $10,740,000).

Underground Diamond Drill Program

The ongoing underground diamond drilling at the Prairie Creek Mine is taking place from the three most northern 50 metre spaced drill stations located in the decline tunnel connecting to the 870 m level portal. Thirteen holes totalling 3,100 metres of coring have already been completed from the first two drill stations.

Highlights from the first four holes previously reported on May 5, 2015, all of which intersected the anticipated hosting structures, include an intercept in the Main Quartz Vein that assayed 27.5% Pb, 30.5% Zn, 289 g/t Ag over an estimated true width of 3.03 metres from hole PCU-15-53 and the multiple intercepts of Stockwork mineralization of which the best assayed 7.2% Pb, 11.9% Zn, 89 g/t Ag over an estimated true width of 3.63 metres in hole PCU-15-52.

The objective of the current drilling program is to increase the life of the mine, especially in the higher grade vein mineralization, by converting part of the currently Inferred Resource to an Indicated category through more detailed drilling and by exploring for new areas of mineralization in proximity to the mine workings.

The underground diamond drilling program will be completed by approximately the end of June 2015. The results of this drill program will then be incorporated into an updated mineral resource estimate, which will in turn be incorporated into an updated mineral reserve and revised mine plan. The underground program is also providing further valuable data relating to mining and hydrology to be included as part of the optimization exercise.

Advancing Optimization

Further metallurgical test work, plant engineering and design is being carried out to modify and simplify the proposed mineral process flow-sheet with the objective of enhancing the quality and payability of the lead and zinc concentrates. Discussions and negotiations will continue with a select group of smelters to obtain firm indications of off-take interest, for both lead and zinc concentrates from the Prairie Creek Mine, including indications of expected treatment charges and penalties.

Further examination of the capital costs associated with construction and installation of new facilities, along with the integration of such new facilities with the existing mine infrastructures is continuing. Completion of this work will enable updating the estimate of capital costs to bring the Prairie Creek Mine into production.

All Season Road

The Company submitted its Developer’s Assessment Report in April 2015 with the objective of completing the Environmental Assessment for the upgrade of the access road to an all season road by the end of this year and permitting of the road in 2016. An all season road would enable the transportation of both supplies and concentrates in smaller volumes spread throughout the year with potential operating efficiencies and lower finance costs, offset by higher capital costs.

Updated Preliminary Feasibility Study

The new mineral reserve estimate, revised mine plan, modified process flow-sheet and updated estimate of capital costs will form the basis of an updated preliminary feasibility study, which will also include evaluation of the integration of an all season road into the Prairie Creek Project. Subject to completion of the current underground drilling program and the ongoing optimization work, it is expected that this updated preliminary feasibility study, including an economic model, will be completed later this year.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

A Preliminary Feasibility Study, completed by SNC-Lavalin in 2012, projected a mining rate of 1,400 tonnes per day, with mill throughput, after dense media separation, of 1,000 tonnes per day, to produce an average annual output of approximately 60,000 tonnes of zinc concentrates and 60,000 tonnes of lead concentrates, containing approximately 76 million pounds of zinc, 90 million pounds of lead and 2.2 million ounces of silver per year, for a projected mine life of 11 years.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman & Chief Executive	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, 12th Floor Toronto, ON M5J 2W4	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Tollfree:1-866-688-2001	220 Bay Street, 12th Floor Toronto, ON M5J 2W4

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.